EXHIBIT 1

FOR IMMEDIATE RELEASE

November 17, 2003
TSX:	ERF.UN
NYSE:	ERF

ENERPLUS TO ACQUIRE PRIVATE COMPANY WITH POSITION IN SHACKLETON
SHALLOW GAS FIELD AND ANNOUNCES $142 MILLION BOUGHT DEAL FINANCING

Enerplus Resources Fund (“Enerplus”) is pleased to announce that it has entered into a pre-acquisition agreement (the “Agreement”) pursuant to which Enerplus would acquire all of the outstanding shares of Ice Energy Limited (“Ice Energy”), a private company focused on shallow natural gas development in Saskatchewan and Alberta, for total consideration of CDN$123 million plus assumed debt and working capital adjustments.

The Agreement has the unanimous support of the board of directors of both Ice Energy and Enerplus and includes lock-up agreements from all of Ice Energy’s officers and directors and key shareholders which, when added to the 12.7% of the shares Enerplus currently owns through a prior transaction, amounts to over 76% of the outstanding fully diluted shares being committed to the transaction. The Agreement contains a break fee, which is payable under certain circumstances if the transaction is not completed.  Enerplus anticipates mailing the offer to Ice Energy shareholders by late November and expects to close in early January 2004.  The completion of the transaction is subject to various conditions, including receipt of all required regulatory approvals.

The Ice Energy assets will provide Enerplus with a new core shallow gas area in the rapidly developing Shackleton area of western Saskatchewan.  Ice Energy also has a significant joint venture arrangement with MGV Energy Inc. (“MGV”) a subsidiary of Quicksilver Resources Inc. (NYSE:KWK), a premier coal bed methane producer in Canada, to develop a commercial coal bed methane project in central Alberta.

The assets being acquired are predominantly comprised of sweet natural gas and are expected to produce over 2,200 BOE per day at the time of closing.  Production, with anticipated development drilling, is expected to average 2,600 and 3,000 BOE per day in 2004 and 2005, respectively.  A total of 13.9 MMBOE of proven plus risked probable reserves will be acquired, based upon internal engineering estimates using the methodology prescribed in National Instrument 51-101.  The resulting acquisition costs are $46,500 per BOE/day on expected 2004 average production and $8.70 per BOE of proven plus risked probable reserves excluding land values.

The following information outlines the details of the transaction:

•                  Enerplus expects the acquisition to be accretive to its unitholders in 2004 to cash flow and net asset value per unit.

•                  96% of the reserves acquired represent high netback sweet natural gas.

•                  Enerplus secures a significant interest in the rapidly emerging Shackleton area, which is expected to provide long-term development potential.   The Shackleton area has grown to currently produce over 80 MMcf per day.  Preliminary information suggests there are over 500 billion cubic feet of natural gas reserves in this area, making Shackleton the largest natural gas field in Saskatchewan.

•                  The Ice Energy assets also include a 50% working interest in a commercial CBM project through a joint venture with MGV.  This joint venture will provide attractive economics and CBM experience that can be leveraged across Enerplus’ existing development efforts and CBM lands that include over 200,000 net acres.  Coal bed methane (“CBM”) is also known as natural gas from coal (“NGC”).

•                  Enerplus has identified over 250 shallow gas development drilling locations within the Ice Energy properties, with additional locations if increased drilling density proves to be economic.

•                  The properties have a proven reserve life index of 7.2 years and a proven plus risked probable reserve life index of 14.6 years based upon Enerplus’ internal evaluation of reserves and forecasted 2004 production.

•                  The following table represents Enerplus’ internal estimates of the Ice Energy reserves:

	Natural Gas	Crude Oil	Total BOE
	(MMcf)	(Mbbl)	(MBOE)
Proved Developed Producing	16,259	259	2,969
Total Proven	39,509	259	6,844
Risked probable	40,525	257	7,011
Proven plus risked probable	80,034	516	13,855

•                  Included in the acquisition are 72,500 net acres of undeveloped land valued at approximately $9.2 million that will provide further development opportunities to the Fund.

•                  Enerplus estimates that capital expenditures on the Ice Energy properties will be approximately $20 million and $25 million in 2004 and 2005, respectively.

•                  Enerplus’ operating costs per BOE should improve, as year to date operating costs for the Ice Energy assets have been approximately $3.53 per BOE compared to Enerplus’ operating costs of $6.30 per BOE for the same period.

•                  Enerplus’ general and administrative costs per BOE are also expected to improve, as the Ice Energy assets are primarily non-operated and will require minimal incremental staffing.

•                  As part of the transaction, Enerplus will assume approximately $7.2 million in debt and working capital upon closing, after transaction costs.

•                  Ice Energy currently has tax pools totaling approximately $48 million.

In connection with the acquisition, Enerplus is also pleased to announce it has entered into an agreement, on a bought deal basis, with a syndicate of Canadian underwriters led by CIBC World Markets Inc., and including RBC Capital Markets, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Desjardins Securities Inc., Raymond James Ltd., Dundee Securities Corporation and Peters & Co. Limited for an offering of $142,600,000 aggregate amount of Trust Units. The offering is expected to close on or about December 17, 2003.  The offering consists of 4,000,000 Trust Units issued at a price of $35.65 per Unit.  The first distribution holders of these Units will be entitled to receive is the cash distribution, which is payable on or about January 20, 2004 to unitholders of record on December 31, 2003.  Enerplus has also granted the underwriters an option, exercisable in whole or in part 48 hours prior to the date of closing, to purchase up to an additional 400,000 trust units at the same offering price. Should the underwriters’ option be fully exercised, the total gross proceeds of the issue would be $156,860,000  (net proceeds to Enerplus of $149,017,000).

The net proceeds of this offering will be used to repay outstanding indebtedness under Enerplus’ credit facilities and to fund future acquisitions and capital expenditures, including the aforementioned acquisition of Ice Energy.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2001 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.